Exhibit 99.3

P R E S S  R E L E A S E

For Immediate Release	17 December 2002

CADBURY SCHWEPPES TO ACQUIRE ADAMS FROM PFIZER

Cadbury Schweppes becomes joint No 1 in global confectionery, leader in sugar and functional confectionery and No 2 in chewing gum

Summary

•	Cadbury Schweppes plc has agreed to buy Adams from Pfizer Inc for a total gross cash consideration of $4.2 billion (£2.7 billion), representing $3.75 billion (£2.4 billion) net for the base Adams business plus $450 million (£288 million) for tax benefits.
•	This base valuation represents 2.0 times 2001 sales and 12.8 times 2001 underlying EBITDA. The deal will be debt financed and is expected to earn a positive return on capital in 2006 and enhance underlying earnings in 2004.
•	Globally, Cadbury Schweppes will become joint leader in overall confectionery and No 2 in chewing gum with a 26% market share.
•	It will also lead the higher margin functional confectionery sector where appealing taste, combined with health benefits, is driving growth at double the overall market rate.
•	Four “power” brands represent over 70% of Adams’ sales: Halls medicated confectionery, Trident sugarfree gum, Dentyne Ice chewing gum and the Bubbas bubblegum range.
•	Cadbury Schweppes gains scale access to major new markets, particularly in Latin America.
•	Value creation will be driven by performance improvements in the Adams business as well as cost and revenue synergies which are expected to reach $185 million across Cadbury Schweppes in 2006.

John Sunderland, CEO of Cadbury Schweppes, said, “Adams gives us confectionery market leadership and a unique portfolio with an offering in every confectionery category. It brings powerful brands, access to new geographies and significant scale in the fastest growing confectionery sectors. Cost and revenue synergies, and the opportunity to drive the business within a global confectionery group, will create significant value for our shareowners.”

Transaction details follow

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

PROPOSED ACQUISITION OF ADAMS

Introduction

The Board of Cadbury Schweppes plc today announced that Cadbury Schweppes has reached an agreement to acquire 100% of the businesses and assets of the Adams division from Pfizer Inc. for a cash consideration of $4.2 billion which includes a $450 million value for expected tax benefits. The net consideration of $3.75 billion represents a multiple of 2.0 times 2001 sales and 12.8 times 2001 underlying EBITDA.

The acquisition comprises the principal brands, including Halls, Trident, Dentyne/Dentyne Ice, the “Bubbas”, Clorets, Chiclets and Certs, together with other functional confectionery products, manufacturing facilities and international sales, distribution and support networks.

The acquisition will be debt financed. Cadbury Schweppes has entered into new facilities totalling $6.1 billion, which includes the replacement of Cadbury Schweppes’ existing standby facilities and debts as they mature.

The acquisition is conditional on Cadbury Schweppes’ shareholder and regulatory approvals and is expected to complete by Easter 2003.

Information on Adams

Adams is a branded global confectionery manufacturer with 2001 net sales of $1.9 billion across 70 countries. In 2001, Adams had a 3.3% share of the total global retail confectionery market and within this 25.5% of the retail market for functional confectionery.

Within the sugar and gum sectors of the market, Adams’ products are particularly focused on functional products. Its market position is supported by strong R&D and technical capabilities.

Adams’ brands include four “power” brands – Halls, Trident, Dentyne/Dentyne Ice, and the “Bubbas” range – as well as a range of strong established regional and local brands – Clorets, Chiclets and Certs. Over 70% of Adams’ sales are accounted for by the four power brands.

In total Adams has 22 factories in 19 countries, 11,586 permanent employees and a further 2,844 temporary employees spread across 40 countries. Adams has one central and 10 local/regional research & development facilities.

Adams has significant market presence and operations in North, Central and South America which accounted for 75% of sales in 2001. Adams is also represented in Europe, Africa, the Middle East and Asia. It has an established presence in a number of developing markets, principally Latin America, which in aggregate accounted for around 40% of sales in 2001.

The Functional Confectionery and Gum Sectors

Functional confectionery products combine confectionery eating characteristics with a functional benefit such as relief for a sore throat, nasal congestion, fresh breath or dental care. Functional products are targeted primarily at adult consumers and include power mints, sugar-free gum and medicated confectionery.

Functional confectionery is the fastest growing part of the confectionery market. Between 1998 and 2001, functional confectionery volumes grew at an average rate of 5% per annum which compares with 2% for the confectionery market as a whole. Growth rates for functional confectionery are generally higher in developing markets with volume growth rates averaging 6% per annum between 1998 and 2001 as against 4% per annum in developed markets. The retail value of the global market for functional confectionery was estimated at $10 billion in 2001, which represented nearly 10% of the total confectionery market.

The retail value of the global market for gum was estimated at $12.3 billion in 2001. The sector includes sugarised gum, sugarfree gum and bubblegum which accounted for 35%, 50% and 15% of global retail gum sales in 2001 respectively. Between 1996 and 2001, global gum volumes grew at an average of 3% per annum. The three subsectors of sugarised gum, sugarfree gum and bubblegum, grew at average rates of 0.5%, 7% and 1% respectively over the same period. The faster growth of sugarfree gum reflects the growth in demand for products with a functional benefit. Bubblegum products are mainly aimed at children and are showing faster rates of growth in developing markets where the child population is large and growing.

The functional confectionery and gum sectors are highly attractive given: they are highly branded; the products are premium priced with consumers willing to pay for functionality and convenience; and improvements in functionality (based on R&D) are a key driver of demand.

Adams’ Key Brands

Four “power” brands account for over 70% of Adams’ sales – the Halls brand, the Trident and Dentyne gum brands and the “Bubbas” range of bubblegums. Among these key brands, Adams has the number one sugar confectionery brand in the world, the number one chewing gum brand, the number one sugarfree gum brand and the number one bubblegum brand.

•	Halls is the number 1 global sugar confectionery brand and has a significant lead over other major sugar brands. It is also the number one medicated confectionery brand with a 22% value share of the world market in 2001. Halls has strong positions in 24 markets around the world. In 2001, it accounted for 27% of Adams’ sales and during 2000 and 2001 showed compound average sales growth of 2.4% at constant exchange rates. The product benefit of Halls is based upon menthol taste and vapour action. In the northern hemisphere it is a cold relief product and has licensed medicated status in markets such as the USA, UK and Canada. In hotter and drier countries, Halls is positioned for mouth refreshment.

•	Trident was the original sugarfree gum brand – it was launched in 1962 and is currently both the best selling gum and sugarfree gum in the world. Trident’s core consumer proposition as the “Great taste that is good for your teeth” is little changed since its launch. In 2001, Trident accounted for 22% of Adams’ sales and during 2000 and 2001 grew at an average of 2.5% per annum at constant exchange rates. The brand is sold in over 24 markets around the world with the USA accounting for a third of sales. Trident has a strong recent innovation record with brands including Recaldent by Trident, a gum with a unique ingredient which remineralises teeth and Trident White, a tooth whitening product which has been one of the most successful gum launches in US history.
•	Dentyne is the leading intense-flavoured gum in North America. Originally launched in 1899 as a dental hygiene product, over the last ten years Dentyne has focused on fresh breath as a functional benefit. Dentyne Ice was launched in the mid 1990’s and capitalised on an increasing trend among young consumers for strong flavours as a way of achieving fresh breath and social confidence. In 2001, the Dentyne brand accounted for 11% of Adams’ sales, with sales growth at constant exchange rates averaging 17.5% over the two year period, 2000 and 2001.
•	Bubblegum is a much more fragmented sector than chewing gum, but the “Bubbas” range holds a strong leadership position in many markets. Bubblegum is a key category in developing economies where the children’s market is important. Bubbaloo gum is the number one bubblegum brand in the world and is marketed in 32 countries. It has a liquid centre, is sold in single pieces and has particular brand strength in Latin America. Bubblicious is the world number three bubblegum brand. Innovation and novelty are crucial for children’s products and the recent successful launch of BubbaXtreme in Mexico – a triple layer lollipop with coating plus bubble gum plus liquid centre – provides a good illustration of Adams’ R&D capabilities. In 2001, the “Bubbas” range accounted for 11% of Adams’ sales, with sales during 2000 and 2001 growing at an average rate of 2.1% per annum in constant currencies.

In addition to the power brands there are a series of brands with strong heritage and regional positions:

•	Chiclets which is the leading chewing gum in Latin America;
•	Clorets which is a chewing gum and mint brand providing “clean and fresh breath” in Mexico, Japan and Canada; and
•	Certs which was the first breath mint to be marketed in the USA.

Financial Information on Adams

An extract of the audited financial results for the full years to 31 December 2000 and 2001 is attached in the appendices. The audited historical financial accounts are based on US GAAP using the accounting policies of Pfizer. These show an operating profit of $162 million in 2001 which includes non-recurring charges estimated at $73 million relating to salesforce reorganisation, one-off costs of a product withdrawal in the US and corporate overhead charges. Excluding these, the business made underlying operating profits of $235 million on sales of $1.9 billion, and underlying EBITDA of $293 million.

The financial record over the last two years (2000 and 2001), reflects strong growth in the top 4 power brands (plus 8.6% p.a. at constant currency), which has been partially offset by trading issues in two markets – Japan and Italy – and a decline in the Certs brand in the USA. Performance over the period has also been adversely impacted by the channelling of significant resources away from the core business into the launch of a “good for you” range of confectionery products, Body Smarts, in Canada and the US. This was not a commercial success in the US and was withdrawn from the market during 2001.

Sales growth for the group over the period, at 1% pa or 4.5% pa at constant exchange rates, has grown more slowly than the markets in which Adams operates. The underlying profit record (excluding non-recurring charges outlined above) has been stronger, growing at an average of 12% per annum over the two year period primarily as a result of cost reductions in the supply chain.

Unaudited management accounts for the 9 months to 30 September 2002 show net sales of $1,372 millon and underlying operating profit of $216 million. These results have been impacted by the phasing of marketing spend which has been lower in the 9 months to date than the comparable period last year. For the year as a whole, marketing spend is likely to be similar to 2001. Trading performance for the business for 2002 is anticipated to be broadly in line with 2001.

Strategic Rationale for the Acquisition

The acquisition of Adams is a major strategic step for Cadbury Schweppes in that it transforms the scale of its confectionery business, positions the company strongly in growth sectors of the confectionery market and provides the group with significant value creation opportunities. The acquisition is consistent with Cadbury Schweppes’ strategy of building robust and sustainable businesses and growing the business both organically and through value creating acquisitions.

Scale transforms Cadbury Schweppes’ confectionery market presence

The acquisition of Adams will establish Cadbury Schweppes as a leading player in the global confectionery market with a near 10% volume share of the total market (joint number one position). The combined product portfolios of Cadbury Schweppes and Adams, will create the only global confectionery business able to meet the full range of its customers’ confectionery needs – chocolate, sugar and gum.

75% of Adams’ sales and 86% of profits are generated in North, Central and South America. The remainder is contributed by operations spread throughout Europe, the Middle East, Africa and Asia, of which the most significant countries are Japan, Thailand, Spain and Italy. This provides a highly complementary fit with Cadbury Schweppes’ existing confectionery businesses which have strong positions in the UK and Ireland, Continental Europe, (particularly France, Poland, Denmark), Turkey, Canada, Australia and New Zealand.

Adams provides a depth of R&D expertise in gum technology and innovation which can be combined with Cadbury Schweppes’ confectionery approach and “know how” to provide a leading edge innovation capability with the scale to capitalise on the growth potential in the sector. There is a strong R&D pipeline to support future innovation, combined with a global supply chain which can deliver the products to market efficiently and cost effectively.

Positions the Company Strongly in Faster Growing Sectors of the Confectionery Market

The acquisition of Adams secures leading positions in the faster growing functional confectionery and gum sectors in both developed and emerging countries and underpins the Group’s commitment to generate economically profitable growth.

Provides Significant Value Creation Opportunities

Cadbury Schweppes expects to generate significant value for its shareowners from the acquisition in three key areas: through improved performance from the existing Adams business and through the delivery of cost and revenue synergies.

In recent years, Adams has been a non-core division within two major pharmaceutical groups. Its recent sales and margin record has been impacted by a number of factors including the redirection of investment into core pharmaceutical operations; cuts in the salesforce in a number of markets; the investment in Body Smarts; and trading issues in Japan and Italy. Adams’ US$ sales CAGR in 2000 and 2001 of 1% per annum compares with volume growth in the functional confectionery market of 5.2% over the same period; its 2001 operating profit margin of 12.4% compares with an operating profit margin of around 19% in 1994.

Under Cadbury Schweppes’ ownership, Adams will become part of a committed global confectionery group. With its strong market positions, brands and R&D capabilities, and with more focused commitment and investment, the business is expected to grow sales more in line with the average for the markets in which it operates. In addition, margins before cost synergies, are expected to benefit from efficiency improvement programmes already in place and the recovery in returns in a number of key markets, most notably Brazil.

An extensive due diligence exercise has identified scope to achieve significant cost savings in manufacturing and supply chain, procurement, IT and shared services and central administration costs. Around 70% of the operating profit benefit from these synergies will be derived from initiatives which can be managed in detail by central functional management, enabling the local business unit managers to focus on the day-to-day running of their operations. In total, these cost savings are expected to improve operating profitability by around $125 million per annum by 2006, equivalent to 6.5% of Adams sales in 2001.

Opportunities also exist to drive sales growth by leveraging both Adams and Cadbury Schweppes’ routes to market in order to generate incremental growth. In addition, the portfolios of both Adams and Cadbury Schweppes can be expanded, using each other’s technical expertise to improve functionality, packaging and innovation. These initiatives are expected to generate incremental group operating profit of around $60 million per annum by 2006.

Financing of the Acquisition

The proposed acquisition of Adams will be funded by debt which is considered to be the optimal financing structure given that Cadbury Schweppes generates high and consistent free cashflow and it maximises the returns to shareowners.

New debt facilities have been arranged for $6.1 billion, including the replacement of $1.5 billion of existing standby facilities. This transaction is expected to reduce Cadbury Schweppes’ credit rating to BBB. At this rating, the cost of this debt is expected to be approximately 1.5% over US Treasury rates. Most of the debt will be raised in US dollars and at fixed interest rates.

Based on the combined 2001 audited financials of Cadbury Schweppes and Adams, the proposed transaction will increase Cadbury Schweppes’ net debt from £1.6 billion to £4.4 billion. Historical interest cover, based on the combined underlying operating profits (excluding restructuring and amortisation costs)1 is estimated at 4.4 times.

Financial Impact of the Acquisition

The acquisition is expected to become earnings accretive in 2004 (excluding restructuring and amortisation costs.)1 Return on invested capital (ROIC) is expected to exceed the Group’s weighted average cost of capital of 7.25% in 2006 reflecting improvements in the performance of the base business and contributions from cost and revenue synergy initiatives.

Cadbury Schweppes will implement an aggressive integration programme to achieve the growth and cost reduction plans which underpin the achievement of these earnings and ROIC expectations. The implications of this programme are:

•	An increase in marketing spend of around 10% in 2003 which will be maintained in 2004
•	Costs incurred as a consequence of the significant integration and rationalisation programmes, including the management of transitional services, are anticipated at £30 million during each of the first two financial years
•	Restructuring spend of £120 million, most of which is expected to be charged in 2003 and 2004
•	An increase in capital spend to finance restructuring and a significant investment in IT in the Adams business

The integration of Adams into Cadbury Schweppes is expected to give rise to cost and revenue synergies of $125 million and $60 million respectively in 2006 as detailed earlier. It is anticipated that the cost savings will build progressively with around half the total being achieved in 2004. The revenue synergies are likely to take longer to achieve with only a modest contribution achieved in 2004 but building rapidly thereafter.

[1]	This statement should not be interpreted to mean that future earnings per share will necessarily be higher than historical earnings per share.

Cadbury Schweppes will acquire the assets of Adams in certain jurisdictions, and the legal entities of Adams in others. In jurisdictions with asset purchases, the generation of intangible assets will give rise to a tax deductible expenditure. This principally occurs in the US, Canada, UK and Japan. The net present value of the tax deductibility is estimated at $450 million. Significant cashflow benefits from this tax credit are expected to accrue to Cadbury Schweppes over the next 15 years.

Cadbury Schweppes therefore, expects the acquisition of Adams to be dilutive to underlying earnings (excluding restructuring and amortisation costs) in 2003 and accretive thereafter1. In addition, the overall cashflow from Adams is expected to be negative in 2003 and 2004 turning accretive thereafter. As a result, the combined group is not anticipating to achieve its £300 million free cashflow target in 2003 but is expecting to approach this in 2004. The return on invested capital on the acquisition is expected to exceed the group’s weighted average cost of capital in 2006.

Terms and Conditions of the Acquisition

The Sale and Purchase Agreement between Cadbury Schweppes plc and Pfizer Inc dated 16 December, 2002, provides for the acquisition by Cadbury Schweppes of Adams from Pfizer. The acquisition is conditional, inter alia, upon regulatory and Cadbury Schweppes’ shareholder approvals. A circular containing notice of an Extraordinary General Meeting to seek shareholder approval is expected to be posted to shareholders in mid-January, 2003.

[1]	This statement should not be interpreted to mean that future earnings per share will necessarily be higher than historical earnings per share

Under the Sale and Purchase Agreement, completion of the acquisition of Adams is conditional on clearance having been obtained from antitrust clearance in the US, Canada and Mexico. No EU filing is required regarding antitrust regulators but filings will be made with antitrust regulators in a number of European countries, including Germany, Greece, Italy, Portugal, Spain and the UK. Filings will also be made with antitrust regulators in South Africa and Brazil.

Subject to these approvals, the transaction is expected to complete by Easter, 2003.

Current Trading and Prospects for the Financial Year

Current trading remains in line with the update issued on 5 December, 2002. Cadbury Schweppes will announce its preliminary results for the full year to 29 December, 2002 on 12 February, 2003.

Advisors to the Deal

Cadbury Schweppes’ financial advisors for this deal were: investment banking – Credit Suisse First Boston and corporate broking – Hoare Govett.

Ends

For further information:
David Kappler, Chief Financial Officer
Sally Jones, Investor Relations Director/FD Global Commercial
Vivienne Carlton, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020–7409–1313
http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith, The Maitland Consultancy	020–7379–5151

An analyst meeting will be held this morning at 09.30 a.m. at the City Presentation Centre, Chiswell Street, London EC1, followed by a press conference at 12.00 noon.

The analyst presentation will be webcast live on the group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website from 11 a.m.

Photographs for the media are available at NewsCast http://www.newscast.co.uk. Tel (44) 207 608 1000.

Notes to Editors:

1.	Safe Harbor Statement

This announcement includes certain forward-looking statements that express expectations of future events or results. All statements based on future expectations rather than historical facts are forward–looking statements that involve a number of risks and uncertainties and Cadbury Schweppes cannot give assurance that such statements will prove to be correct. Nor should any such statement within this announcement be interpreted to mean that future earnings per share will necessarily be higher than historical earnings per share.

Without prejudice to the generality of the foregoing, this announcement may be deemed to include “forward-looking” statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. This announcement should be read in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available upon request from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

2.	Appendices relating to financial information on Adams are attached at pages 10 and 11.

3.	Cadbury Schweppes

With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company employing over 40,000 people.
Working together to create brands people love, our portfolio includes well–known favourites Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Orangina, Hollywood, Stimorol, Trebor and Bassett, enjoyed in almost 200 countries around the world. Cadbury Schweppes trades on the stock exchange in London (CBRY) and New York (CSG).

Adams
(A Business Unit of Pfizer Inc)

Combined Financial Statements

1.      Source

The attached Statements of Income and Balance Sheets have been extracted from the audited financial statements of Adams for 2000 and 2001.

The audited financial statements have been prepared in accordance with US GAAP and under the accounting policies of Pfizer Inc.

The audited Statements of Income for 2000 and 2001 have been adjusted to eliminate, where applicable, major restructuring costs relating to the integration of the US sales force, the one-off costs of the withdrawal of Body Smarts in the US, the allocation of Pfizer corporate overheads and costs relating to the merger in June 2000 of Warner Lambert and Pfizer Inc.

2.	Income Statement for years ending December 31 2001 and 2000
	2001	2000
	USD m	USD m

Net Sales	1,884	1,957

Cost of Sales	(841)	(888)

Gross Profit	1,044	1,069

Cost and expenses:
Marketing and distribution expenses	(711)	(780)
Research and development expenses	(35)	(34)
General and administrative expenses	(101)	(113)
Corporate overhead costs	(16)	(20)
Merger-related costs	(11)	(30)
Other deductions – net	(8)	(16)

	(882)	(992)

Profit before taxes	162	77

Adjustments*	73	128

Adjusted Profit before taxes	235	205

GBP Equivalent at USD 1.56 / GBP	151	131

Notes

* Adjustments
2001 adjustments include the removal of Pfizer allocated corporate overheads, Warner Lambert merger related costs, and one-off items relating to the withdrawal of Body Smarts and corporate restructuring in the US.

2000 adjustments include the removal of Pfizer allocated corporate overheads Warner Lambert merger related costs, and one-off items relating to US sales force restructuring.

Adams
(A Business Unit of Pfizer Inc)

3. Balance Sheets as at 31 December 2001 and 2000

	2001	2000
	USD m	USD m
Assets
Current Assets:
Cash	23	41
Accounts receivable	244	250
Inventories	140	161
Deferred Income Taxes	26	26
Prepaid expenses and other current assets	41	56

Total Current Assets	474	534

Property, plant and equipment, net	425	440
Goodwill and other intangible assets, net	88	98
Deferred income taxes	8	3
Other noncurrent assets	21	15

Total assets	1,016	1,090

Liabilities
Current liabilities
Short term debt	54	61
Accounts payable	110	133
Income taxes payable	37	20
Deferred income expenses	21	23
Accrued compensation and related items	43	36
Other current liabilities	146	163

Total current liabilities	411	436

Deferred income taxes	27	21
Other noncurrent liabilities	13	13

Total liabilities	451	470

Net assets	565	620

Capital and reserves	565	620

4. Cash Flow notes

Extract from Adams audited Statement of Cash Flows for years ending 31 December 2001 and 2000

	2001	2000
	USD m	USD m

Depreciation	52	49
Amortisation	6	5

Purchase of property, plant and equipment	(72)	(71)